EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Report - Payment of first additional consideration in accordance with the DBS purchase agreement

Further to the immediate report of September 18, 2016 (Ref. No. 2016-01-124486) regarding the execution of an assessment agreement and a taxation decision with the Tax Authority regarding financing income, shareholder loans, DBS’s losses and its merger (the “Agreement”), the Company hereby provides notification that following agreement, the audit committee in its meeting on September 22, 2016 deliberated the fulfillment of the condition provided in the purchase agreement under which the Company purchased from Eurocom D.B.S. Ltd. its rights (50.2%) in D.B.S. Satellite Services (1998) Ltd. (hereinafter, “Eurocom” and “DBS,” respectively) for payment of the first additional consideration component, which is up to NIS 200 million, as described in section 4.6.4.2 of the amending transaction report of March 12, 2015 (Ref. No. 2015-01-050563). According to the audit committee’s decision, in the coming days Eurocom will be paid an amount which reflects a principal amount of approximately NIS 188 million, for the agreement with the Tax Assessor for Large Enterprises in connection with DBS’s losses which are approved as of December 31, 2013 (in an aggregate of NIS 5,262,000,000). Upon reaching a decision regarding the additional and final losses as of December 31, 2014, the additional amount due to Eurocom shall be calculated and paid, whereas the outstanding amount will continue to bear interest in accordance with the purchase agreement until the date of payment. In making its decision, the audit committee took into account, in addition to DBS’s accumulated losses as of December 31, 2013, also DBS’s 2014 tax report and the final determination in the assessment agreement with respect to DBS’s losses of NIS 222 million with respect to the tax issue for such year.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.